UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER
________________________

Commission File Number: 000-25053

theglobe.com, inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	14-1782422 (I.R.S. Employer Identification No.)

1500 Cordova Road, Suite 302, Fort Lauderdale, Florida 33316

(Address of Principal Executive Offices) (Zip Code)

Telephone: (954) 769-5900

(Registrant’s Telephone Number, Including Area Code)

December 21, 2017

THEGLOBE.COM, INC.

1500 Cordova Road, Suite 302

Fort Lauderdale, Florida 33316

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited and you are requested not to send us a proxy.

INTRODUCTION

This Information Statement is being furnished by theglobe.com, inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is first being mailed on or about December 21, 2017 to the holders of record as of the close of business on December 21, 2017 (the “Record Date”) of our common stock, par value $0.001 per share (“Common Stock”), regarding an anticipated change in a majority of the members of our board of directors (the “Board”) in connection with a change in control pursuant to the Common Stock Purchase Agreement, dated December 20, 2017 (the “Purchase Agreement”), between Delfin Midstream LLC (the “Purchaser”) and Michael S. Egan and certain of our other stockholders affiliated with Mr. Egan (each a “Seller” and collectively the “Sellers”).

Pursuant to the Purchase Agreement, the Sellers have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Sellers, a total of 312,825,952 shares of Common Stock owned by the Sellers, representing approximately 70.9% of the outstanding shares of Common Stock (the “Purchased Shares”). The closing of the purchase and sale of the Purchased Shares (the “Closing”) is expected to occur on December 31, 2017 (the “Closing Date”). As contemplated by the Purchase Agreement, each of the current members of the Board, who are Michael S. Egan, Edward A. Cespedes and Robin S. Lebowitz, will resign from the Board and their respective officer positions with the Company, and William R. (Rusty) Nichols will be appointed as the sole member of the Board and as an executive officer of the Company.

Pursuant to Rule 14f-1, we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement at least 10 days before the change in a majority of the members of our Board may become effective. See “Change in Control” for additional information.

No action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully. It contains certain biographical and other information concerning our current directors and executive officers and the individual to be appointed as a director and executive officer in connection with the Closing of the transactions contemplated by the Purchase Agreement.

Change in Control

In connection with the Closing, a change in control of the Company will be effected. As discussed above, pursuant to the Purchase Agreement, the Purchaser has agreed to purchase 312,825,952 shares of Common Stock from the Sellers, which include Michael S. Egan, Mr. Egan’s spouse, S. Jacqueline Egan, various grantor retained annuity trusts for the benefit of Mr. Egan’s children (the “GRATs”), and Dancing Bear Investments, Inc. (“Dancing Bear”), E&C Capital Partners, LLLP (“E&C”), E&C Capital Partners II, LLLP (“E&C II”), and The Registry Management Company, LLC (“Registry Management”), each of which is controlled, directly or indirectly, by Mr. Egan. The purchase price for the Purchased Shares is $25,000, and the Purchaser expects to use working capital to fund the purchase price. The Purchased Shares represent approximately 70.9% of the issued and outstanding shares of Common Stock of the Company. Accordingly, following the purchase and sale of the Purchased Shares, the Purchaser will be the Company’s majority stockholder and will have the voting power to control the election of the Company’s directors and any other matter requiring the affirmative vote or consent of the Company’s stockholders.

The Purchase Agreement includes certain conditions to the parties’ obligations to consummate the Closing, including the following:

•	delivery of documentation evidencing satisfaction of indebtedness under certain promissory notes and the Company’s Revolving Loan Agreement;

•	termination of the Services Agreement and satisfaction of accrued fees thereunder;

•	satisfaction or waiver of accrued compensation to employees and directors; and

•	resignation of all officers and directors of the Company, and appointment of Mr. Nichols as the continuing director.

For more information regarding these matters, see the section of this Information Statement entitled “Certain Relationships and Related Party Transactions.”

In addition, in connection with the transactions contemplated by the Purchase Agreement, effective upon the later of the Closing and the date which is 10 days following the first mailing of this Information Statement, the current members of the Board, Michael S. Egan, Chief Executive Officer and Chairman, Edward A. Cespedes, President, Treasurer and Chief Financial Officer and Director, and Robin S. Lebowitz, Vice President of Finance and Director, will resign from the Board and their respective officer positions with the Company, and William R. (Rusty) Nichols will be appointed as Chairman of the Board and President, Chief Executive Officer and Chief Financial Officer of the Company.

Information Concerning Executive Officers and Directors

Current Executive Officers and Directors

The following table sets forth information regarding the Company’s current executive officers and directors. There is no immediate family relationship between or among any of the current executive officers or directors, and the Company is not aware of any arrangement or understanding between any current executive officer or director and any other person pursuant to which he or she was elected to his or her current position.

NAME	AGE	POSITION OR OFFICE WITH THE COMPANY	DIRECTOR SINCE
Michael S. Egan	77	Chief Executive Officer and Chairman	1997

Edward A. Cespedes	52	President, Treasurer and Chief Financial Officer and Director	1997

Robin S. Lebowitz	53	Vice President of Finance and Director	2001

Set forth below is a brief description of the background and business experience of our current executive officers and directors:

Michael S. Egan. Michael S. Egan has served as the Company’s Chairman since 1997 and as its Chief Executive Officer since June 1, 2002. Since 1996, Mr. Egan has been the controlling investor of Dancing Bear, a privately held investment company. Additionally, Mr. Egan is the controlling investor of E&C and E&C II, privately held investment partnerships, and License Holdings, LLC (“License Holdings”), Labigroup Holdings, LLC (“Labigroup”), Registry Management and Tralliance Registry Management, LLC (“Tralliance Registry Management”), entities that are involved in the Internet domain name registration business. Dancing Bear, E&C, E&C II and Registry Management are also stockholders of the Company and Sellers under the Purchase Agreement. Mr. Egan spent over 30 years in the rental car business. He began with Alamo Rent-A-Car, LLC (“Alamo”) in 1973, became an owner in 1979, and became Chairman and majority owner from January 1986 until November 1996 when he sold the company to AutoNation, Inc. In 2000, AutoNation, Inc. spun off the rental division, ANC Rental Corporation (Other OTC: ANCXZ.PK), and Mr. Egan served as Chairman until October 2003. Prior to acquiring Alamo, he held various administration positions at Yale University and taught at the University of Massachusetts at Amherst. Mr. Egan is a graduate of Cornell University, where he received his Bachelor’s degree in Hotel Administration. Mr. Egan was elected to be our Chairman based mainly upon his broad experience at the policy-making level and in managing both large and small businesses over the past thirty years.

Edward A. Cespedes. Edward A. Cespedes has served as a director of the Company since 1997, as President of the Company since June 1, 2002, and as Treasurer and Chief Financial Officer of the Company since February 1, 2005. Mr. Cespedes is also the President of E&C Capital Ventures, Inc., the general partner of E&C, which is controlled by Michael S. Egan, and an executive officer and director of Registry Management and Tralliance Registry Management. Additionally, since March 2011, Mr. Cespedes has served as the President and a director of Paymeon, Inc. (OTCMKTS: PAYM), a location-based marketing company. Mr. Cespedes served as the Vice Chairman of Prime Ventures, LLC, from May 2000 to February 2002. From August 2000 to August 2001, Mr. Cespedes served as the President of the Dr. Koop Lifecare Corporation and was a member of its board from January 2001 to December 2001. From 1996 to 2000, Mr. Cespedes was a Managing Director of Dancing Bear. Concurrent with his position at Dancing Bear, from 1998 to 2000, Mr. Cespedes also served as Vice President for corporate development for the Company where he had primary responsibility for all mergers, acquisitions, and capital markets activities. In 1996, prior to joining Dancing Bear, Mr. Cespedes was the Director of Corporate Finance for Alamo. From 1988 to 1996, Mr. Cespedes worked in the Investment Banking Division of J.P. Morgan and Company. In his capacity as a venture capitalist, Mr. Cespedes has served as a member of the board of directors of various portfolio companies. Mr. Cespedes is the founder of the Columbia University Hamilton Associates, a foundation for university academic endowments. In 1988, Mr. Cespedes received a Bachelor’s degree in International Relations from Columbia University. Mr. Cespedes was elected a director of the Company based mainly upon his understanding of capital markets and mergers and acquisitions, and his ability to manage business operations and technologies.

Robin S. Lebowitz. Robin S. Lebowitz has served as a director of the Company since December 2001, as Secretary of the Company since June 1, 2002, and as Vice President of Finance of the Company since February 23, 2004. Ms. Lebowitz also served as Treasurer of the Company from June 1, 2002 until February 23, 2004 and as Chief Financial Officer of the Company from July 1, 2002 until February 23, 2004. Ms. Lebowitz has worked in various capacities for the Company’s Chairman, Michael S. Egan, for over 23 years. She is the Controller/Managing Director of Dancing Bear and is an executive officer of Search.Travel, LLC, Labigroup, Registry Management and Tralliance Registry Management. Previously, Ms. Lebowitz served on the Board of the Company from August 1997 to October 1998. At Alamo, she served as Financial Assistant to the Chairman (Mr. Egan). Prior to joining Alamo, Ms. Lebowitz was the Corporate Tax Manager at Blockbuster Entertainment Group where she worked from 1991 to 1994. From 1986 to 1989, Ms. Lebowitz worked in the audit and tax departments of Arthur Andersen & Co. Ms. Lebowitz received a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania and a Masters in Business Administration from the University of Miami and is a Certified Public Accountant. Ms. Lebowitz was elected a director of our Company based mainly upon her solid understanding of finance, accounting and taxation, and her ability to manage diverse finance functions.

Expected Officer and Director

As previously described, in connection with the transactions contemplated by the Purchase Agreement, the current directors and executive officers of the Company will resign from the Board and from their respective officer positions with the Company, and William R. (Rusty) Nichols will be appointed as Chairman of the Board and President, Chief Executive Officer and Chief Financial Officer of the Company, in each case, effective upon the later of the Closing and the date which is 10 days following the first mailing of this Information Statement.

Mr. Nichols will serve as a director until the next annual meeting of stockholders of the Company and until his successor is duly elected and qualified or until such his earlier death, resignation or removal. The following is a brief description of the background and business experience of Mr. Nichols:

William R. (Rusty) Nichols, 68, has been involved in the civil construction, real estate and oil and gas businesses for 40 years. Mr. Nichols is semi-retired and from 2015 to present has invested in various business enterprises. From 2013 to March 2015, he served as a director of the predecessor entity of Fairwood Peninsula Energy Corporation (“Fairwood”), a midstream LNG company focused on providing critical infrastructure for the floating liquefaction industry. Between 1980 and 2004, Mr. Nichols was responsible for real estate developments in Texas with over $400 million in finished product sales. He was one of the earliest people to be involved in the leasing of properties in the Barnett Shale and was on the Panel of The Fort Worth City responsible for drafting drilling ordinances, with particular emphasis on residential drilling. Between 2001 and 2008, Mr. Nichols was closely involved with XTO Energy Inc. in the drilling and completion of gas wells during the transition from vertical to horizontal fracturing methods.

Mr. Nichols has been associated with Frederick P. Jones, Chief Executive Officer and President of Fairwood, on Texas-based real estate and oil and gas investments for over 20 years. Mr. Nichols is a graduate of the University of Texas at Austin.

Mr. Nichols’ principal business address is c/o Fairwood Peninsula Energy Corporation, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Mr. Nichols was not provided with any compensation in connection with his appointment.

Voting Securities of the Company

On December 21, 2017, there were 441,484,838 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to a vote or consent of the Company’s stockholders.

EXECUTIVE COMPENSATION

Overview

On September 29, 2008, the Company sold its last remaining operating business, Tralliance Corporation (“Tralliance”), and entered into agreements terminating its employment agreements with each of its Named Executive Officers, as defined below. Notwithstanding the termination of their employment agreements upon the closing of the sale of Tralliance, each of Messrs. Egan and Cespedes and Ms. Lebowitz remained in their previous positions as officers and directors of the Company; however, they do not receive compensation from the Company. Additionally, on September 29, 2008, the Company entered into a Master Services Agreement (the “Services Agreement”) with Dancing Bear, an entity controlled by Mr. Egan, to provide management resources and other services to the Company. As discussed below, the Services Agreement is expected to be terminated effective as of the Closing of the transactions contemplated by the Purchase Agreement.

Summary Compensation Table

The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid by us to those persons serving as the principal executive officer and principal financial officer at any time during the last calendar year and our other executive officer for the years ended December 31, 2016 and 2015 (collectively, the “Named Executive Officers”):

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other	Total
Michael S. Egan,	2016	$—	$—	$—	$—	$—
Chairman and Chief Executive Officer (1)	2015	—	—	—	—	—

Edward A. Cespedes,	2016	$—	$—	$—	$—	$—
President, Treasurer and Chief	2015	—	—	—	—	—
Financial Officer (2)

Robin S. Lebowitz,	2016	$—	$—	$—	$—	$—
Vice President of Finance (3)	2015	—	—	—	—	—

__________________

(1) Mr. Egan became an executive officer in July 1998.

(2) Mr. Cespedes became President in June 2002 and Treasurer and Chief Financial Officer in February 2005.

(3) Ms. Lebowitz became an officer of the Company in June 2002 and Chief Financial Officer in July 2002. In February 2004, Ms. Lebowitz resigned from her position as Chief Financial Officer and became Vice President of Finance.

The Company does not currently have any employment agreements with any of the Named Executive Officers.

Outstanding Equity Awards at Fiscal 2016 Year-End

	Number of Securities Underlying Unexercised Options (1)		Option Exercise	Option Expiration
Name	Exercisable (#)	Unexercisable (#)	Price ($)	Date

Michael S. Egan,	—	—	—	—
Chairman and Chief Executive Officer

Edward A. Cespedes,	—	—	—	—
President, Treasurer and Chief
Financial Officer

Robin S. Lebowitz,	—	—	—	—
Vice President of Finance

__________________

(1) All of the Company’s equity compensation plans have been terminated and there were no unexercised options, restricted stock awards or other equity-based compensation awards outstanding at December 31, 2016. None of the Named Executive Officers exercised any stock options or had any other equity-based compensation awards vest during the year ended December 31, 2016.

Director Compensation

During 2016, all of our directors were also employees of the Company and did not receive any compensation for serving on our Board or its committees.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date (except as otherwise indicated) by (i) each person known to us to be the beneficial owner of more than 5% of our Common Stock prior to and immediately following the Closing Date, (ii) each of our current directors, (iii) all current directors and executive officers as a group, and (iv) William R. (Rusty) Nichols, who, as described above, will be appointed as Chairman of the Board and President, Chief Executive Officer and Chief Financial Officer of the Company, effective upon the later of the Closing and the date which is 10 days following the first mailing of this Information Statement.

The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated below, the address of each person named in the table below is in care of theglobe.com, inc., P.O. Box 029006, Fort Lauderdale, Florida 33302.

	SHARES BENEFICIALLY OWNED
NAME	NUMBER	PERCENT

Named Executive Officers, Directors and 5% Owners – Prior to Closing

Michael S. Egan (1)(2)(3)(4)(5)	334,899,952	75.9%

Edward A. Cespedes	—	—

Robin S. Lebowitz	—	—

Dancing Bear Investments, Inc. (1)	48,303,148	10.9%

E&C Capital Partners, LLLP (3)	38,469,012	8.7%

E&C Capital Partners II, LLLP (4)	6,000,000	1.4%

The Registry Management Company, LLC (5)	229,000,000	51.9%

All directors and executive officers as a group (3 persons)(2)	334,899,952	75.9%

Directors, Executive Officers and 5% Owners – After Closing

William (Rusty) Nichols(6)	—	—

Delfin Midstream LLC(6)	312,825,952	70.9%

All directors and executive officers as a group (1 person)	—	—

_____________________

(1) Mr. Egan, indirectly through a trust, owns 100% of the outstanding shares of Dancing Bear.

(2) Includes the shares that Mr. Egan is deemed to beneficially own as a result of his control of Dancing Bear, E&C, E&C II and Registry Management and as the Trustee of the Michael S. Egan Grantor Retained Annuity Trusts for the benefit of his children. Also includes 3,541,337 shares of our Common Stock held by Mr. Egan’s wife, as to which he disclaims beneficial ownership.

(3) E&C is a privately held investment vehicle controlled by Mr. Egan. Mr. Cespedes has a minority, non-controlling interest in E&C.

(4) E&C II is a privately held investment vehicle controlled by Mr. Egan.

(5) Registry Management is a privately held investment vehicle controlled by Mr. Egan. Mr. Cespedes and Ms. Lebowitz have minority, non-controlling interests in Registry Management.

(6) The address of Mr. Nichols and Delfin Midstream LLC is c/o Fairwood Peninsula Energy Corporation, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

CORPORATE GOVERNANCE

Board Leadership Structure and Role in Risk Oversight

As set forth in our Certificate of Incorporation and By-Laws, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified or their earlier death, removal or resignation.

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined and we do not have a lead director. We have traditionally determined that, due to the small size of the Company and the fact that it currently has no operations, it is in the best interests of the Company and its stockholders to combine these roles. Upon the effectiveness of the resignation of Mr. Egan as Chairman and Chief Executive Officer in connection with the Closing of the transactions contemplated by the Purchase Agreement, Mr. Nichols will be appointed as our Chairman and Chief Executive Officer.

Our Board is primarily responsible for overseeing our risk management processes. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also attempts to ensure that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Director Independence

Our Common Stock is traded on the OTC Markets, OTC Pink, under the symbol “TGLO.” The OTC Pink electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board or require that any of our directors be “independent.” We do not believe that any current director qualifies as an “independent director” under the Nasdaq Stock Market’s listing standards due to their status as employees of the Company. In addition, Mr. Nichols will not qualify as an “independent director” when his appointment is effective, since he will also be an employee of the Company. Other than as a result of his appointment in connection with the transactions contemplated by the Purchase Agreement, the Company is not aware of any arrangement or understanding between Mr. Nichols and any other person pursuant to which he or she is to be elected or appointed to an officer or director position at the Company.

Board Meetings and Attendance

Including unanimous written actions of the Board, the Board met 5 times in 2016. None of our directors attended less than 75% of the total number of all meetings of the Board and any committees of the Board on which he or she served during 2016.

The Board encourages, but does not require, its directors to attend the Company’s annual meeting of stockholders, if any. The Company did not hold an annual meeting in 2016.

Committees of the Board

The Board currently has a standing Audit and Compensation Committee but does not maintain a standing Nominating Committee. The Board will continue to have a standing Audit and Compensation Committee upon the effectiveness of the resignations of Messrs. Egan and Cespedes and Ms. Lebowitz, and the appointment of Mr. Nichols as sole director, with Mr. Nichols serving as Chairman of both committees.

Set forth below is a brief description of our current committees:

Audit Committee. The Audit Committee reviews, acts on and reports to the Board with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our auditors and our accounting practices and internal controls. The Audit Committee operates pursuant to a written charter, as amended, adopted by the Board on June 12, 2000 and attached to the Company’s definitive proxy statement for its 2001 annual meeting of stockholders filed with the SEC. The current members of the Audit Committee are Messrs. Egan and Cespedes and Ms. Lebowitz, all of whom are also employees of the Company. As such, none of the current Audit Committee members are considered “independent” within the meaning of the Nasdaq Stock Market’s listing standards, including any heightened independence requirements specific to audit committee members. Ms. Lebowitz serves as the “audit committee financial expert” within the meaning of applicable SEC rules. Including unanimous written actions of the Audit Committee, the Audit Committee held 5 meetings in 2016.

Compensation Committee. The Compensation Committee establishes or recommends to the Board the compensation, if any, for our executive officers, including salaries, incentives and other forms of compensation. Because the Company currently has no operations and its executive officers do not receive a salary or other compensation, the Compensation Committee did not meet in 2016. The current members of the Compensation Committee are Messrs. Egan and Cespedes, both of whom are employees of the Company. As such, neither Compensation Committee member is considered “independent” within the meaning of the Nasdaq Stock Market’s listing standards, including any heightened independence requirements specific to compensation committee members. The Company does not have a Compensation Committee charter.

Director Nominations

As noted above, the Board does not have a separate Nominating Committee. Rather, the entire Board considers and nominates directors for election. Based on the Board currently consisting only of employee directors, the Board does not believe the Company would derive any significant benefit from a separate Nominating Committee. The Company does not have a Nominating Committee charter.

In recommending director candidates (including director candidates recommended by stockholders), the Board takes into consideration such factors as it deems appropriate based on the Company’s current needs. These factors may include diversity, age, skills, decision-making ability, inter-personal skills, experience with businesses and other organizations of comparable size, community activities and relationships, and the interrelationship between the candidate’s experience and business background, and other Board members’ experience and business background. The Board may also consider whether such candidate would be considered “independent,” as such term is defined in the Nasdaq Stock Market’s listing standards, as well as the candidate’s ability to devote the required time and effort to serve on the Board.

The Board will consider for nomination by the Board director candidates recommended by stockholders if the stockholders comply with the following requirements. Under our By-Laws, if a stockholder wishes to nominate a director at the Annual Meeting, we must receive the stockholder’s written notice not less than 60 days nor more than 90 days prior to the date of the annual meeting, unless we give our stockholders less than 70 days’ notice of the date of our Annual Meeting. If we provide less than 70 days’ notice, then we must receive the stockholder’s written notice by the close of business on the 10th day after we provide notice of the date of the Annual Meeting. The notice must contain the specific information required in our By-Laws. A copy of our By-Laws may be obtained by writing to the Corporate Secretary. If we receive a stockholder’s proposal within the time periods required under our By-Laws, we may choose, but are not required, to include it in our proxy statement. If we do, we may tell the other stockholders how the Board recommends that stockholders vote on the proposal, and how we intend to use our discretionary authority to vote on the proposal. All proposals should be made in writing and sent via registered, certified or express mail, to our executive offices, 1500 Cordova Road, Suite 302, Fort Lauderdale, Florida 33316, Attention: Corporate Secretary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions, since January 1, 2015, to which we have been a party, in which the amount involved exceeded the lesser of $120,000 or 1% of the average of our total assets at December 31, 2015 and December 31, 2016, and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or certain other related persons had or will have a direct or indirect material interest. For information regarding the Purchase Agreement to which Mr. Egan and entities controlled by Mr. Egan are parties, see the sections of this Information Statement entitled “Introduction” and “Change in Control.”

Stock Ownership Relationships

Certain directors of the Company also serve as officers and directors of, and own controlling interests in, Dancing Bear, E&C, E&C II, Registry Management, Tralliance Registry Management, Labigroup and License Holdings. Dancing Bear, E&C and E&C II are stockholders of the Company, are entities controlled by Mr. Egan, and are Sellers under the Purchase Agreement.

Registry Management Purchase Transaction

On September 29, 2008, the Company (i) sold the business and substantially all of the assets of Tralliance, the Company’s subsidiary, to Tralliance Registry Management and (ii) issued 229,000,000 shares of its Common Stock (the “Registry Management Shares”) to Registry Management (the “Registry Management Purchase Transaction”). Tralliance Registry Management and Registry Management are entities directly or indirectly controlled by Mr. Egan, our Chairman and Chief Executive Officer and principal stockholder prior to the Closing, and each of our two remaining executive officers and Board members prior to the Closing, Mr. Cespedes, our President, and Ms. Lebowitz, our Vice President of Finance, own a minority interest in Registry Management. After giving effect to the closing of the Registry Management Purchase Transaction and the issuance of the Registry Management Shares thereunder, Mr. Egan beneficially owned approximately 76% of the Company’s Common Stock and is expected to continue to beneficially own such amount until the Closing.

In connection with the Registry Management Purchase Transaction, the Company received (i) forgiveness of debt consideration totaling approximately $6,400,000, and (ii) an earn-out equal to 10% (subject to certain minimums) of Tralliance Registry Management’s “net revenue” (as defined in the agreement governing the earn-out) derived from “.travel” names registered by Tralliance Registry Management from September 29, 2008 through May 5, 2015 (the “Earn-out”). The final prorated Earn-out payment was received by the Company in May 2015 and the Earn-out agreement has now expired. The minimum Earn-out payable by Tralliance Registry Management to the Company was $300,000 in the first year of the Earn-out agreement, and increased by $25,000 in each subsequent year (pro-rated for the final year of the Earn-out). During 2015, the Company received Earn-out installment payments totaling $149,625 from Tralliance Registry Management, which were recorded as Related Party Other Income in our Consolidated Statements of Operations for such year. The Company did not receive any Earn-out installment payment from Tralliance Registry Management for 2016.

Services Agreement

In connection with the closing of the Registry Management Purchase Transaction, the Company also entered into the Services Agreement with Dancing Bear, an entity which is controlled by Mr. Egan. Under the terms of the Services Agreement, for a fee of $20,000 per month ($240,000 per annum), Dancing Bear provides personnel and services to the Company so as to enable it to continue its existence as a public company without the necessity of any full-time employees of its own. The Services Agreement had an initial term of one year and was renewed for additional one year terms during 2009 through 2017. Services under the Services Agreement include, without limitation, accounting, assistance with financial reporting, accounts payable, treasury/financial planning, record retention and secretarial and investor relations functions. Related party transactions expense related to the Services Agreement was recognized in our Consolidated Statement of Operations in the amount of $47,425 and $40,027 for the nine months ended September 30, 2017 and 2016, respectively, and $240,000 during both the years ended December 31, 2016 and 2015. No management services fees were paid by the Company to Dancing Bear during either of the nine months ended September 30, 2017 or 2016 or in either of the years ended December 31, 2016 or 2015. A balance of $949,570 related to the Services Agreement is owed by the Company to Dancing Bear and is accrued on our Condensed Consolidated Balance Sheet at September 30, 2017.

In connection with the transactions contemplated by the Purchase Agreement, effective as of the Closing Date, the Services Agreement is expected to be terminated, and the balance related to the Service Agreement by the Company to Dancing Bear is expected to be forgiven.

Loans

On June 6, 2008, the Company and its subsidiaries, as guarantors, entered into a Revolving Loan Agreement with Dancing Bear, pursuant to which Dancing Bear may loan up to $500,000 to the Company on a revolving basis (the “Credit Line”). In connection with its entry into the Credit Line, the Company borrowed $100,000 under the Credit Line and during the remainder of 2008, the Company made additional borrowings totaling $400,000 under the Credit Line. As of September 30, 2017, the outstanding principal amount related to the Credit Line was $500,000. Accrued interest of $460,631, $423,233 and $373,234 related to the Credit Line have been reflected as current liabilities in our Consolidated Balance Sheet as of September 30, 2017, December 31, 2016 and December 31, 2015, respectively. We recognized $37,397 of Related Party Interest Expense on our Consolidated Statement of Operations for both of the nine months ended September 30, 2017 and 2016 and $50,000 of Related Party Interest Expense on our Consolidated Statement of Operations for both of the years ended December 31, 2016 and 2015 related to the Credit Line.

In addition to the Credit Line, during 2016, the Company borrowed a total of $100,000 from Dancing Bear under two separate promissory notes, and during the nine months ended September 30, 2017, the Company borrowed an additional $50,000 from Dancing Bear under a separate promissory note (collectively with the two promissory notes made to Dancing Bear in 2016, the “Notes”). Accrued interest totaling $14,671 and $4,645 as of September 30, 2017 and December 31, 2016, respectively, related to the Notes has been reflected as current liabilities on our Condensed Consolidated Balance Sheet as of such dates. We recognized $10,028 and $2,630 of Related Party Interest Expense during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, related to the Notes in our Consolidated Statement of Operations for such periods. During November 2017, the Company borrowed an additional $10,000 from Dancing Bear pursuant to a separate promissory note which allows for borrowings in a principal amount of up to $50,000.

In connection with the transactions contemplated by the Purchase Agreement, effective as of the Closing Date, the Credit Line, the Notes and the promissory note entered into during November 2017 are expected to be terminated, and the outstanding balance under the Credit Line and loans made under the Notes and the promissory note entered into during November 2017 are expected to be forgiven.

Deferred Payments

In order to help the Company make it through a liquidity crisis in 2008, Mr. Egan agreed to defer receiving a portion of his 2008 salary, totaling $105,769, until a future undetermined point in time. Additionally, Ms. Lebowitz agreed to defer receiving an aggregate of $25,000 in car allowance payable during 2006, 2007 and 2008 to a future undetermined point in time. These deferred payments were accrued by the Company during the years that such compensation was earned, with the total amount of $130,769 classified as Accrued Compensation Due to Related Parties in our Consolidated Balance Sheets at both September 30, 2017 and December 31, 2016.

In connection with the transactions contemplated by the Purchase Agreement, effective as of the Closing Date, each of Mr. Egan and Ms. Lebowitz are expected to agree to forgive and forfeit any right to receive the deferred payments described above.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Purchase Agreement, is a party adverse to the Company or has a material interest adverse to the Company.

OTHER MATTERS

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent (10%) of a registered class of our equity securities, to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors, and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on our review of copies of Forms 3 and 4 and any amendments furnished to us and any written representations from certain reporting persons that no other reports were required, we believe that, during 2016, our officers, directors and all persons owning more than 10% of a registered class of our equity securities have complied with all Section 16(a) filing requirements applicable to them with respect to our securities.

Stockholder Communications

Any stockholder who wishes to send communications to the Board should mail them addressed to the intended recipient by name or position in care of: Corporate Secretary, theglobe.com, inc., 1500 Cordova Road, Suite 302, Fort Lauderdale, Florida 33316. Upon receipt of any such communications, the Corporate Secretary will determine the identity of the intended recipient and whether the communication is an appropriate stockholder communication. The Corporate Secretary will send all appropriate stockholder communications to the intended recipient. An “appropriate stockholder communication” is a communication from a person claiming to be a stockholder in the communication, the subject of which relates solely to the sender’s interest as a stockholder and not to any other personal or business interest.

In the case of communications addressed to the Board, the Corporate Secretary will send appropriate stockholder communications to the Chairman of the Board. In the case of communications addressed to any particular directors, the Corporate Secretary will send appropriate stockholder communications to such director. In the case of communications addressed to a committee of the Board, the Corporate Secretary will send appropriate stockholder communications to the Chairman of such committee.

Available Information

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC. These reports and other information may be inspected and are available for copying at the public reference room at the SEC’s principal office at 100 F Street NE, Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings are also available to you on the SEC’s website at www.sec.gov.

By Order of the Board of Directors

THEGLOBE.COM, INC.

/s/ Michael S. Egan
Michael S. Egan
Chairman and Chief Executive Officer